

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

Via E-mail
David E. Ullman
Executive Vice President, Chief Financial Officer
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074

> **Re:** **Jos. A. Bank Clothiers, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 30, 2011**
> **File No. 000-23874**

Dear Mr. Ullman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 13.   Certain Relationships and Related Transactions, page 41

Definitive Proxy Statement on Schedule 14A filed May 13, 2011

Transactions With Related Persons, page 39

1.   It is unclear if you provided the disclosure required by Item 404(b) of Regulation S-K. We note, in this regard, your response to comment four in your correspondence dated July 28, 2010. Please provide draft disclosure and confirm that you will include it in future filings, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

David E. Ullman
Jos. A. Bank Clothiers, Inc.
January 27, 2012
Page 2

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Branch Chief, at (202) 551-3536 if you have any questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director

cc (via email): Charles D. Frazer
                Senior Vice President, General Counsel